Filed Pursuant to Rule
424(b)(3)

File No. 333-280403

HARBOURVEST PRIVATE INVESTMENTS FUND
(All Share Classes)
(the “Fund”)
Supplement dated November 17, 2025
to the Current Prospectus, as supplemented

Effective November 14, 2025, the expense limitation agreement (the “Expense Limitation Agreement”) between the Fund and HarbourVest Registered Advisers L.P. (the “Adviser”) will be renewed for an additional term ending on December 31, 2026. Pursuant to the Expense Limitation Agreement, the Adviser will agree to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure certain annual operating expenses (excluding the Management Fee, Incentive Fee, any Distribution and Servicing Fee (as these terms are defined in the Prospectus), interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, borrowing costs, merger or reorganization expenses, shareholder meetings expenses, litigation expenses, expenses associated with the acquisition and disposition of investments (including interest and structuring costs for borrowings and line(s) of credit) and extraordinary expenses, if any; collectively, the “Excluded Expenses”) do not exceed 0.75% per annum (excluding Excluded Expenses) of the Fund’s net asset value, calculated as of the last day of each month for each class of the Fund’s shares of beneficial interest (the “Shares”).
Additionally, effective November 14, 2025, the management fee waiver agreement (the “Management Fee Waiver Agreement”) between the Fund and the Adviser will be renewed for an additional term ending on December 31, 2026. Pursuant to the Management Fee Waiver Agreement, the Adviser has contractually agreed to reduce the annual rate of its Management Fee payable under the Investment Management Agreement (as defined in the Prospectus) from 1.25% to 0.00%. Unless otherwise extended by agreement between the Fund and the Adviser, the Management Fee payable by the Fund as of January 1, 2027, will be at the annual rate of 1.25%. The Adviser may not terminate the Management Fee Waiver Agreement during its term.
Effective November 17, 2025, the Summary of Fees and Expenses section of the Prospectus is replaced with the below.

SUMMARY OF FEES AND EXPENSES
The fee table below is intended to assist Shareholders in understanding the various costs and expenses that the Fund expects to incur, and that Shareholders can expect to bear, by investing in the Fund. This fee table is based on estimated expenses of the Fund for the fiscal year ending March 31, 2026, and assumes that the Fund has average net assets of $584 million for the fiscal year ending March 31, 2026.

Shareholder Transaction Expenses (fees paid directly from your investment)	Class A Shares	Class D Share s	Class I Shares
Maximum Sales Load (as a percentage of purchase amount) (1)	3.50%	—%	—%
Maximum Early Repurchase Fee (as a percentage of repurchased amount) (2)	2.00%	2.00%	2.00%

Estimated Annual Operating Expenses (as a percentage of net assets attributable to Shares)	Class A Shares	Class D Shares	Class I Shares
Management Fee (3)(7)	1.25%	1.25%	1.25%
Incentive Fee (4)	—%	—%	—%
Interest Payments on Borrowed Funds (5)	0.21%	0.21%	0.21%
Other Expenses (6)	1.73%	1.73%	1.73%
Distribution and Servicing Fee	0.75%	0.25%	—%
Acquired Fund Fees and Expenses (7)	0.10%	0.10%	0.10%
Total Annual Expenses	4.04%	3.54%	3.29%
Fee Waiver and/or Expense Reimbursement (8)	(2.23)%	(2.23)%	(2.23)%
Total Annual Expenses (After Fee Waiver and/or Expense Reimbursement)	1.81%	1.31%	1.06%

(1)
Investors Class A Shares may be charged a sales load of up to 3.50% of the investment amount. The table assumes the maximum sales load is charged. The Distributor may, in its discretion, waive all or a portion of the sales load for certain investors. No upfront sales load will be paid with respect to Class D Shares or Class I Shares, however, if you buy Class D Shares through certain financial intermedia rie
s, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 3.50% cap on NAV for Class D Shares and a 3.50% cap on NAV for Class A Shares. Financial intermediaries will not charge such fees on Class I Shares. Please consult your financial intermediary for additional information.

(2)
A 2.00% Early Repurchase Fee payable to the Fund may be charged with respect to the repurchase of Shares at any time prior to the day immediately preceding the one-year
anniversary of a Shareholder’s purchase of the Shares (on a “first in—fir st
out” basis). An Early Repurchase Fee payable by a Shareholder may be waived in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner that will not discriminate unfairly against any Shareholder. The Early Repurchase Fee will be retained by the Fund for the benefit of the remaining Shareholders.

(3)
The Fund pays the Adviser a quarterly Management Fee at an annual rate of 1.25% based on Fund’s NAV, calculated and accrued monthly as of the last day of each month. For purposes of determining the Management Fee payable to the Adviser, the Fund’s NAV will be calculated prior to the reduction for any fees and expenses of the Fund for that month, including, without limitation, the Management Fee and Incentive Fee and/or any distributions by the Fund. In addition, the Adviser has contractually agreed to reduce its Management Fee to an annual rate of 0.00% through December 31, 2026 (the “Management Fee Waiver Agreement”). Unless otherwise extended by agreement between the Fund and the Adviser, the Management Fee payable by the Fund as of January 1, 2027 will be at the annual rate of 1.25%. The Adviser may not terminate the Management Fee Waiver Agreement during its term. The reduction of the Management Fee under the Management Fee Waiver Agreement is not subject to recoupment by the Adviser under the Expense Limitation Agreement, described below.

(4)
At the end of each calendar quarter of the Fund (and at certain other times), the Adviser (or, to the extent permitted by applicable law, an affiliate of the Adviser) will be entitled to receive an Incentive Fee equal to 12.50% of the excess, if any, of (i) the net profits of the Fund for the relevant period over (ii) the then balance, if any, of the Loss Recovery Account. For the purposes of the Incentive Fee and Loss Recovery Account, the term “net profits” shall mean the amount by which (i) the sum of (A) the NAV of the Fund as of the end of such quarter, (B) the aggregate NAV of all Shares repurchased by the Fund during such quarter and (C) the amount of dividends and other distributions accrued and/or paid in respect of the Fund during such quarter exceeds (ii) the sum of (X) the NAV of the Fund as of the beginning of such quarter and (Y) the aggregate NAV of Shares issued by the Fund during such quarter. Incentive Fees are accrued monthly and paid quarterly. For purposes of calculating Incentive Fees, such incentive fee accruals are not deducted from NAV. Because the Incentive Fee is speculative, no Incentive Fee is presented for the initial year of operations. See “Management and Incentive Fees.”

(5)	These expenses represent estimated interest payments the Fund incurred in connection with a credit facility for the fiscal year ending March 31, 2026.
(6)
The Other Expenses include, among other things, professional fees and other expenses that the Fund bears, including initial and ongoing offering costs and fees and expenses of the Administrator, transfer agent and custodian. The Other Expenses are based on estimated amounts for the Fund’s current fiscal year.

(7)
The Acquired Fund Fees and Expenses include the fees and expenses of the Direct Investments and Portfolio Funds in which the Fund invests. Some or all of the Direct Investments and Portfolio Funds in which the Fund invests generally charge asset-based management fees. The managers of some or all of the Direct Investments and Portfolio Funds may also receive performance-based compensation if the Direct Investments and Portfolio Funds achieve certain profit levels, generally in the form of “carried interest” allocations of profits from the Direct Investments and Portfolio Funds, which effectively will reduce the investment returns of the Direct Investments and Portfolio Funds. The Acquired Fund Fees and Expenses reflects operating expenses of the Direct Investments or Portfolio Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Direct Investments or Portfolio Funds) and does not reflect any performance-based compensation or carried interest or allocations paid by the Direct Investments or Portfolio Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind.
As such, performance-based compensation or carried interest allocations for a particular period may be unrelated to the cost of investing in the Direct Investments or Portfolio Funds. Some of the Direct Investments will not charge any asset-based management fees or performance-based compensation. For those Direct Investments and Portfolio Funds in which the Fund invests that do charge these types of fees or compensation, they generally charge a management fee of 1.00% to 2.00%, and they generally charge 20% of net profits as a carried interest allocation, subject to a clawback. The “Acquired Fund Fees and Expenses” disclosed above are based on historic returns of the types of Direct Investments and Portfolio Funds in which the Fund anticipates investing, which may change substantially over time and, therefore, significantly affect “Acquired Fund Fees and Expenses.” The Acquired Fund Fees and Expenses are based on estimated amounts for the Fund’s current fiscal year.

(8)
Pursuant to an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure certain annual operating expenses (excluding the Management Fee, Incentive Fee, any Distribution and Servicing Fee, interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, borrowing costs, merger or reorganization expenses, Shareholder meetings expenses, litigation expenses, expenses associated with the acquisition and disposition of investments (including interest and structuring costs for borrowings and line(s) of credit) and extraordinary expenses, if any; collectively, the “Excluded Expenses”) do not exceed 0.75% per annum (excluding Excluded Expenses) of the Fund’s NAV calculated as of the last day of each month for each class of Shares. With respect to each class of Shares, the Fund agrees to repay the Adviser any fees waived or expenses assumed under the Expense Limitation Agreement for such class of Shares, provided the repayments do not cause the Fund’s annual operating expenses (excluding Excluded Expenses) for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Adviser, whichever is lower. Any such repayments must be made within thirty-six
months after the month in which the Adviser waived the fee or reimbursed the expense. The Expense Limitation Agreement will have a term ending December 31, 2026. The Adviser may not terminate the Expense Limitation Agreement during its term.

The purpose of the table above and the examples below is to assist prospective investors in understanding the various costs and expenses Shareholders bear.
The following examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The examples assume that all distributions are reinvested at NAV and that the percentage amounts listed under Estimated Annual Operating Expenses remain the same (except that the examples incorporate the fee waiver and expense reimbursement arrangements from the Expense Limitation Agreement for only the one-year
example and the first year of the three-, five- and
ten-year
examples). The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC and applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund.
Example 1

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 Class A Shares investment, based on the imposition of the 3.50% sales load, assuming a 5% annual return:	$53	$134	$217	$431
You would pay the following expenses on a $1,000 Class D Shares investment, assuming a 5% annual return:	$13	$88	$165	$366
You would pay the following expenses on a $1,000 Class I Shares investment, assuming a 5% annual return:	$11	$80	$152	$343
The Examples above are based on the annual fees and expenses set forth on the table above. They should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown, and the Fund’s actual rate of return may be greater or less than the hypothetical 5.00% return assumed in the examples. A greater rate of return than that used in the Examples would increase the dollar amount of the asset-based fees paid by the Fund, as well as the effect of the Incentive Fee. For a more complete description of the various fees and expenses borne directly or indirectly by the Fund, see “Fund Expenses.”